SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*
NON-INVASIVE MONITORING SYSTEMS, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
655366508

(CUSIP Number)
December 24, 2009

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Richard J. Rosenstock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		3,200,000 shares

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,200,000 shares

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,200,000 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.68%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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Item 1(a).	Name of Issuer:

Non-Invasive Monitoring Systems, Inc. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

4400 Biscayne Blvd., Suite 180, Miami, Florida 33137

Item 2(a).	Name of Persons Filing:

Richard J. Rosenstock

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Mr. Rosenstock is 538 Broadhollow Road, Melville, New York 11747.

Item 2(c).	Citizenship:

Mr. Rosenstock is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

655366508

Item 3.	If this statement is filed pursuant to §§ 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with § 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	655366508	13G	Page	4	of	6	Pages
          If filing as a non-U.S. institution in accordance with § 13d-1(b)(1)(ii)(J), please specify the type of institution:                     .

Item 4.	Ownership

(a)	Amount beneficially owned:

Mr. Rosenstock beneficially owns 3,200,000 shares of Common Stock.

(b)	Percent of Class:

4.68%, based on 68,385,637 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,200,000 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:

3,200,000 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the

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effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 31, 2009

/s/ Richard J. Rosenstock
Richard J. Rosenstock